Exhibit 99.1

NUTRIEN LTD.,

as Issuer

AND

THE BANK OF NEW YORK MELLON,

as U.S. Trustee

AND

COMPUTERSHARE ADVANTAGE TRUST OF CANADA

(as successor to BNY Trust Company of Canada),

as Canadian Trustee

Second Supplemental Indenture

Dated as of May 29, 2026

to Indenture

Dated as of April 10, 2018

THIS SECOND SUPPLEMENTAL INDENTURE, dated as of May 29, 2026 (this “Second Supplemental Indenture”), is by and among NUTRIEN LTD., a corporation duly organized and existing under the laws of Canada (the “Corporation”), having its principal office at 211 19th Street East, Suite 1700, Saskatoon, Saskatchewan, Canada S7K 5R6, THE BANK OF NEW YORK MELLON, a national banking association organized and existing under the laws of the United States of America, as United States trustee (the “U.S. Trustee”) and COMPUTERSHARE ADVANTAGE TRUST OF CANADA (as successor to BNY Trust Company of Canada), a body corporate existing under the laws of Canada and authorized to carry on the business of a trust company, as Canadian trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”) and supplements the Indenture, dated as of April 10, 2018, between the Corporation and the U.S. Trustee (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of October 31, 2024, between the Corporation, the U.S. Trustee and the Canadian Trustee (the “First Supplemental Indenture” and the Base Indenture, as supplemented by the First Supplemental Indenture and this Second Supplemental Indenture, the “Indenture”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Base Indenture.

RECITALS OF THE CORPORATION

WHEREAS, the Corporation and the U.S. Trustee executed and delivered the Base Indenture to provide for the issuance from time to time of Securities, to be issued in one or more series as provided in the Base Indenture;

WHEREAS, the Corporation, the U.S. Trustee and the Canadian Trustee executed and delivered the First Supplemental Indenture to provide for the appointment of the Canadian Trustee as a Trustee (together with the U.S. Trustee) for any series of Securities to be issued after the effective date of the First Supplemental Indenture as and to the extent the Corporation shall so designate the Canadian Trustee as a Trustee for such series;

WHEREAS, Section 901(5) of the Base Indenture provides that the Corporation, without the consent of any Holders, when authorized by or pursuant to a Board Resolution, and the Trustees (upon Corporation Order), at any time and from time to time, may enter into one or more indentures supplemental thereto to change or eliminate any of the provisions of the Indenture; provided that any such change or elimination shall become effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

WHEREAS, the Corporation desires to issue the 2031 Notes and the 2036 Notes (each as defined below) as series of Securities under the Indenture, the terms of which are set forth in an Officers’ Certificate delivered the date hereof to the Trustees pursuant to Section 301 of the Base Indenture;

WHEREAS, the Corporation desires to designate the Canadian Trustee as a Trustee (together with the U.S. Trustee) for the 2031 Notes and the 2036 Notes and to execute and deliver this Second Supplemental Indenture for the purposes of establishing the responsibilities and functions of the Canadian Trustee with respect the 2031 Notes and the 2036 Notes;

WHEREAS, the Corporation has duly authorized the execution and delivery of this Second Supplemental Indenture;

WHEREAS, the Corporation desires and has requested the Trustees to execute and deliver this Second Supplemental Indenture and all requirements necessary to make this Second Supplemental

Indenture a valid, binding and enforceable instrument in accordance with its terms have been satisfied and complied with; and

WHEREAS, all things necessary to make this Second Supplemental Indenture a valid agreement of the Corporation, in accordance with its terms, have been done.

NOW, THEREFORE, in consideration of the foregoing recitals and other valuable consideration, the receipt of which is hereby acknowledged, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of 2031 Notes and 2036 Notes, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 101.  Relation to Base Indenture and First Supplemental Indenture.

This Second Supplemental Indenture is supplemental to and shall hereafter be read in conjunction with the Base Indenture, as supplemented by the First Supplemental Indenture, and the Base Indenture, as supplemented by the First Supplemental Indenture, and this Second Supplemental Indenture shall hereinafter have effect as if all the provisions thereof and hereof were contained in one instrument, except as varied or amended hereby.

Section 102.  Definitions.

For all purposes of this Second Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)  the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2)  all other terms used herein which are defined in the Base Indenture or the First Supplemental Indenture, either directly or by reference therein, have the respective meanings assigned to them therein;

(3)  unless otherwise specified or as the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Second Supplemental Indenture; and

(4)  the words “herein,” “hereinafter,” “hereof” and “hereunder” and other words of similar import refer to this Second Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision.

“2031 Notes” means the U.S.$500 million aggregate principal amount of the Corporation’s 4.850% Senior Notes due May 29, 2031 issued as of the date hereof, the terms of which are set forth in the Officers’ Certificate, dated as of the date hereof, delivered to the Trustees by the Corporation.

“2036 Notes” means the U.S.$500 million aggregate principal amount of the Corporation’s 5.350% Senior Notes due May 29, 2036 issued as of the date hereof, the terms of which are set forth in the Officers’ Certificate, dated as of the date hereof, delivered to the Trustees by the Corporation.

“Canadian Trustee” means the Person named as the “Canadian Trustee” in the first paragraph of this Second Supplemental Indenture until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Canadian Trustee”, with respect to the 2031 Notes and the 2036 Notes, shall mean or include such successor Person, unless there has ceased to be a Canadian Trustee under the Indenture.

“Corporate Trust Office” means (i) with respect to the U.S. Trustee, the office of an affiliate of the U.S. Trustee in the City of New York, New York at which at any particular time its corporate trust business may be administered, which office at the date of the execution of this First Supplemental Indenture is located at The Bank of New York Mellon, 240 Greenwich Street, Floor 7E, New York, New York, USA 10286, or such other address as the U.S. Trustee may designate from time to time by notice to the Holders and the Corporation and (ii) with respect to the Canadian Trustee, means the corporate trust office of the Canadian Trustee in the City of Toronto, Ontario at which at any particular time its corporate trust business shall be administered, which office at the date of the execution of this First Supplemental Indenture is located at 88A East Beaver Creek Road, Richmond Hill, Ontario, Canada L4B 4A8, or such other address as the Canadian Trustee may designate from time to time by notice to the Holders and the Corporation.

“Trustee” or “Trustees” means, with respect to the 2031 Notes and the 2036 Notes, the Persons named as the “U.S. Trustee” and the “Canadian Trustee” in the first paragraph of this Second Supplemental Indenture, in each case until a successor replaces such party in accordance with the applicable provisions of the Indenture and thereafter shall mean the successor serving hereunder. If the Canadian Trustee resigns or is removed and, pursuant to Section 610 of the Indenture, the Corporation is not required to appoint a successor Trustee to the Canadian Trustee, then “Trustee,” “Trustees” and any reference to “the Trustees” shall mean the U.S. Trustee.

“U.S. Trustee” means the Person named as the “U.S. Trustee” in the first paragraph of this Second Supplemental Indenture until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “U.S. Trustee” shall mean or include such successor Person.

ARTICLE TWO

THE CANADIAN TRUSTEE

Section 201.  Designation and Responsibilities of the Canadian Trustee.

(1)  With respect to the 2031 Notes and the 2036 Notes, for which the Canadian Trustee has been designated to act as Canadian Trustee pursuant to this Second Supplemental Indenture, it is intended hereby that for so long as such Securities remain Outstanding and the Corporation remains governed by the provisions of the applicable Canadian Trust Indenture Legislation, the Indenture will comply with the requirements thereof, including Part VIII of the CBCA, including the requirement that at least one of the Trustees hereunder be a body corporate incorporated under the laws of Canada or a province and authorized to carry on the business of a trust company, unless and until the Corporation obtains an exemption from such requirement for purposes of the Indenture.

(2)  The Corporation hereby designates the Canadian Trustee as a Trustee (together with the U.S. Trustee) for the 2031 Notes and the 2036 Notes and the Canadian Trustee hereby accepts the foregoing appointment and agrees to act as a Trustee (together with the U.S. Trustee) for the 2031 Notes and the 2036 Notes.

(3)  The responsibilities of the Canadian Trustee with respect to the 2031 Notes and the 2036 Notes shall be limited in all respects to performing only such functions as are specified in the Indenture to be performed by the Canadian Trustee as a Trustee, and to performing such functions solely in respect of the Holders of the 2031 Notes and the 2036 Notes that, at the particular time, are shown in the Security Register to have a Canadian address. Notwithstanding anything herein or in the Indenture to the contrary, the Canadian Trustee shall not be appointed or deemed to be appointed, and shall have no duties or obligations under any circumstances, with respect to any Securities issued prior to the date hereof. Without limiting the generality of the foregoing or any of the rights and powers the Canadian Trustee may have, the Canadian Trustee will not, in such capacity, have any responsibilities, duties or obligations with respect to the enforcement of the provisions of this Second Supplemental Indenture or the Indenture against the Corporation. Notwithstanding anything else contained herein, nothing herein shall require the Canadian Trustee to carry on any business or activity, to exercise any power or to perform any function, outside of Canada or in relation to Holders of 2031 Notes or 2036 Notes who are not shown in the Security Register to have a Canadian address, or to engage in any business or activity, or to exercise any power or perform any function, in any jurisdiction where the Canadian Trustee does not hold all such authorizations, registrations or licenses as may be necessary to carry on such business or activity or to exercise such power or perform such function.

Section 202.  Joint Trustees; Rights, Duties and Responsibilities of the Canadian Trustee.

(1)  The rights, powers, duties and obligations conferred and imposed upon the Trustees are conferred and imposed upon and shall be exercised and performed by the U.S. Trustee and the Canadian Trustee individually, as set forth explicitly in the Indenture, except to the extent the Trustees are required under the Trust Indenture Legislation to perform such acts jointly, and neither Trustee shall be liable or responsible for the acts or omissions of the other Trustee.

(2)  For purposes of determining the duties of the Canadian Trustee, references to “Trustee” in the following sections of the Indenture shall exclusively apply in all respects to or in respect of the U.S. Trustee only (it being understood that the rights, protections, entitlements, reliances and privileges applicable to a “Trustee” in such sections shall apply to the Canadian Trustee (but shall not be deemed to impose any additional duties or obligations (fiduciary or otherwise) upon the Canadian Trustee)): Article Two [Securities Forms]; Article Three [The Securities]; Section 401 (except references in the first paragraph (but not any of the sub-clauses thereof other than Section 401(c))) [Satisfaction and Discharge of the Indenture]; Section 402 [Application of Trust Money]; Section 501 [Events of Default]; Section 502 [Acceleration of Maturity; Rescission and Annulment] (except references in the second paragraph); Section 503 [Collection of Indebtedness and Suits for Enforcement] (except references in the final paragraph); Section 506 [Application of Money Collected] (solely with respect to the second reference to the Trustee therein); Section 607 [Moneys Held in Trust]; Section 612 (only with respect to references in the last sentence) [Merger, Consolidation, Amalgamation or Succession to Business]; Section 613 [Appointment of Authenticating Agent]; Sections 901 and 902 (to the extent a supplemental indenture does not affect the rights or duties of the Canadian Trustee); Section 906 (only with respect to the reference in the last sentence) [Reference in Securities to Supplemental Indentures]; Section 1002 (only with respect to the reference in the last sentence in the fifth paragraph) [Maintenance of Office or Agency]; Section 1008 [Additional Amounts]; Article Eleven [Redemption of Securities]; Article Twelve [Sinking Funds]; Article Thirteen [Repayment at Option of Holders]; Article Fourteen (except references in Section 1402) [Defeasance and Covenant Defeasance]; and Article Fifteen (except references in Section 1501(b)) [Meetings of Holders of Securities]. For greater clarity, for purposes of Section 701 [Access to List of Holders], the Canadian Trustee shall not be required to maintain the list of Holders described therein and shall be entitled to furnish such list as provided to it by the U.S. Trustee, upon request, to the applicable requesting Holder.

(3)  Except as set forth in the Indenture or as otherwise specifically set forth in this Second Supplemental Indenture or the context indicates otherwise, all references to “Trustee” in the Base Indenture shall apply in all respects to or in respect of the Canadian Trustee for the 2031 Notes and the

2036 Notes as if (A) each reference therein to the U.S. Trustee (as a Trustee) is also a reference to the Canadian Trustee, (B) each reference therein to the Corporate Trust Office of the U.S. Trustee (as a Trustee) were a reference to the Corporate Trust Office of the Canadian Trustee and (C) the obligations of the Canadian Trustee are construed in accordance with the applicable Canadian Trust Indenture Legislation.

(4)  Notwithstanding anything to the contrary in this Second Supplemental Indenture or in the Indenture, prior to taking any action, to the extent of (a) any ambiguity regarding which Trustee is obligated to take any action with respect to the Indenture or the 2031 Notes or the 2036 Notes, or (b) both Trustees being obligated to take the same action with respect to the Indenture or the 2031 Notes or the 2036 Notes (including with respect to Holders of 2031 Notes or 2036 Notes who are shown in the Security Register to have a Canadian address), each Trustee shall be entitled to request from the Corporation, and shall be fully protected in relying upon, a Corporation Order confirming which Trustee or whether both Trustees, as applicable, shall be required to perform such action required under the Indenture and, to the extent any such action may be performed solely by the U.S. Trustee and there is no requirement under the Indenture, the First Supplemental Indenture, this Second Supplemental Indenture or any other document or under any applicable laws, rules or regulations, including the Trust Indenture Legislation, for the Canadian Trustee to act, such action shall be performed solely by the U.S. Trustee.

Section 203.  Eligibility of Canadian Trustee.

The Canadian Trustee hereby represents and warrants to the Corporation that it is qualified and eligible under Section 609(2) of the Indenture to act as Canadian Trustee with respect to the 2031 Notes and the 2036 Notes.

Section 204.  Entitlement to the Benefits of the Base Indenture and First Supplemental Indenture.

The Canadian Trustee shall be entitled to all of the rights, privileges, protections, immunities, indemnities and benefits given to the Trustee or the Canadian Trustee, as applicable, in the Base Indenture and the First Supplemental Indenture.

ARTICLE THREE

MISCELLANEOUS

Section 301.  Conflict with Trust Indenture Legislation.

If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Legislation that is required under the Trust Indenture Legislation to be a part of and govern the Indenture, the provision of the Trust Indenture Legislation (with priority given to Rule 4d-9 under the Trust Indenture Act) shall govern. If any provision of this Second Supplemental Indenture modifies or excludes any provision of the Trust Indenture Legislation that may be so modified or excluded, the provision of the Trust Indenture Legislation shall be excluded or shall be deemed to apply to this Second Supplemental Indenture as so modified, as the case may be.

Section 302.  Separability Clause.

In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 303.  Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 304.  Benefits of Second Supplemental Indenture.

Nothing in this Second Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders of the 2031 Notes and the 2036 Notes, any benefit or any legal or equitable right, remedy or claim under this Second Supplemental Indenture.

Section 305.  Governing Law; Waiver of Jury Trial.

This Second Supplemental Indenture shall be governed by and construed in accordance with the law of the State of New York without regard to principles of conflicts of law. To the extent applicable, this Indenture is subject to the provisions of the Trust Indenture Legislation that are required to be part of this Indenture and shall be governed by such provisions. Notwithstanding the preceding sentences of this Section 305, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Corporation and the Trustees hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to the Indenture, the 2031 Notes, the 2036 Notes or the transaction contemplated hereby or thereby.

Section 306.  Confirmation of Indenture.

The Corporation hereby acknowledges and confirms that, except as specifically amended by the provisions of this Second Supplemental Indenture, all of the terms and conditions contained in the Indenture are and shall remain in full force and effect, unamended, in accordance with the provisions thereof and shall apply with regard to any Securities to be issued after the effective date of this Second Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee. The amendments provided for in this Second Supplemental Indenture shall not prejudice any act or thing done prior to the date of this Second Supplemental Indenture.

Section 307.  Execution in Counterparts.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 308.  Applicability.

Notwithstanding anything herein or in the Indenture or any other document to the contrary, this Second Supplemental Indenture and the amendments effected hereby shall be effective solely with respect to the 2031 Notes and the 2036 Notes, and shall not be deemed to modify or otherwise affect the Base Indenture, any Securities or any related documents for which a Canadian Trustee is not so designated.

Section 309.   Concerning the Trustees.

The recitals contained in this Second Supplemental Indenture shall be taken as the statements of the Issuer and neither Trustee assumes any responsibility for the correctness of such statements. In entering into this Second Supplemental Indenture, each Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct of or affecting the liability of or affording protection to the Trustees.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed, all as of the day and year first above written.

NUTRIEN LTD.

By:	/s/ Noralee Bradley
Name: Noralee Bradley
Title: Executive Vice President, External Affairs, Chief Legal Officer and Corporate Secretary

THE BANK OF NEW YORK MELLON, as U.S. Trustee

By:	/s/ Kiara Arnold
Name: Kiara Arnold
Title: As Agent

COMPUTERSHARE ADVANTAGE TRUST OF CANADA (as successor to BNY Trust Company of Canada), as Canadian Trustee

By:	/s/ Aby Varughese
Name: Aby Varughese
Title: Vice-President, Client Service Manager

/s/ Francis Nixon
Name: Francis Nixon
Title: Manager, Corporate Trust

[Signature Page to Second Supplemental Indenture]